Mail Stop 4720

February 16, 2010

Sunil Bhonsle
President
Titan Pharmaceuticals, Inc.
400 Oyster Point Blvd., Suite 505
South San Francisco, CA 94080

Re: Titan Pharmaceuticals, Inc.
         Registration Statement on Form 10-12G, filed January 14, 2010
         File No. 000-27436

Dear Mr. Bhonsle:

　　　We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

　　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please note that the Form 10 goes effective by lapse of time within 60 days of the date filed pursuant to Exchange Act Section 12(g)(1). Please note that the effectiveness of your Form 10 will commence your periodic reporting obligations under the Exchange Act even if all of our comments have not yet been resolved.

2. Please file the warrant agreement for the warrants issued to Oxford Capital Financing in December of 2009.

3. Please file the Stock Purchase Agreement, dated December 8, 2009, as an exhibit to your registration statement, as required by Item 601(b)(10) of Regulation S-K.

Business, page 2

Overview, page 2

4. Please revise your disclosure to explain what a "depot formulation" is the first time you use this term.

5. In the first bullet point in this section, which provides a summary of Iloperidone (Fanapt™), please specify the remaining number of years for which you are entitled to a royalty on net sales of this product.

Our Products, page 3

6. We note your statement that the $7.6 million grant by the NIH is "in partial support of the second controlled Phase 3 study" and that you will require significant further capital, over and above the NIH grant, to support the development of Probuphine and ultimately bring it to market. Please disclose how much more money is needed for the second controlled Phase 3 study and, if practicable, provide an estimate of the additional funds needed to develop, test and obtain regulatory approval of Probuphine prior to commercialization.

7. Please revise your discussion of the efficacy results of Probuphine. The revised discussion should be written in terms easily understood by readers with no scientific background, particularly since the discussion appears to serve as the basis for your statement that "Probuphine has been shown to be safe and effective in the three Phase 3 studies that have been completed to date." By way of example only, and not as an exhaustive list, you should explain:

    - what a "re-treatment" safety trial is and how that differs from a pharmokinetic safety study;
    - what "top-line" results, primary and secondary endpoints are;
    - what "p values" are and their significance;
    - the meaning of "cumulative distribution function of % negative urines";
    - the meaning of "difference in mean % negative urines"; and
    - the difference between "patient rated" and "physician rated"

Sponsored Research and License Agreements, page 5

8. Please disclose the other material terms and conditions you are required to satisfy under the Sanofi-Aventis license agreement, apart from the royalty and milestone payments.

9. Please disclose the conditions regarding timely performance of product development activities that you must satisfy in order to retain your license rights to the technology relating to the continuous drug delivery system acquired from MIT. In addition, please

disclose the material payment obligations that you owe to MIT under the MIT license, including a range of royalty payments and percentage of income from sublicenses.

Patents and Proprietary Rights, page 6

10. Please expand your disclosure here to identify the specific jurisdictions covered by each of the foreign patents described. In addition, please provide the basis for your statement that the market exclusivity period for Fanapt may be extended until 2016 by the provisions of the Hatch-Waxman Act.

11. With respect to the MIT license, please indicate which patents have expired and, to the extent material, include a discussion of the expiration of these patents in your risk factor captioned "We may be unable to protect our patents and proprietary rights" on page 10.

Government Regulation, page 8

12. We note the second full paragraph on page 8 that begins "In May 2009, in recognition of the significant number …," does not appear to relate to the discussion of government regulation. Please move this paragraph to the section of your registration statement that deals with the compensation of your board of directors.

Risk Factors, page 8

Our available capital is sufficient to fund our operations only through September 2010…, page 8

13. Please specify the amount of proceeds received from the December 2009 private placement, as well as the amount of the NIH grant, in order to give investors an idea of how much cash the company believes will be sufficient to last until September 2010. In addition, please provide an estimate of the amount of money needed to fully fund the Probuphine program.

We may not be able to retain our key management and scientific personnel, page 11

14. Please identify the executive management and scientific staff on whom you rely and disclose whether you have employment agreements with these individuals.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

15. Please revise your filing to include a table of contractual obligations. It appears that you have contractual obligations to pay minimum annual royalty payments for your sponsored research and license agreement with the University of Iowa Research Foundation and you disclose on page 15 that you have annual minimum license fees. In addition, you also entered into a financing agreement in December 2009 which has future

interest, principal and payment fee obligations. Please disclose these obligations and any additional future obligations.

Liquidity and Capital Resources, page 14

16. Please expand your disclosure here to discuss with more specificity the, "various agreements with research institutions, universities, and other entities" you have entered into, including the parties to, and the material terms of, each of these agreements. In addition, to the extent material, please file the agreements as exhibits to your registration statement.

Executive Compensation, page 20

Overview, page 20

17. With respect to your employee retention program, please disclose all modifications to existing severance provisions, including the increase in the severance periods.

Base Salaries, page 21

18. Please disclose here the lump sum payments received by each of Dr. Rubin and Mr. Bhonsle in January 2009.

Long-Term Equity Incentives, page 21

19. We note your disclosure that the Compensation Committee considers the Radford Survey to determine the size and term of the stock option grants to named executive officers. Please disclose how the Committee applied the range of grants in the Radford Survey to determine the size and term of the option grants to the Titan executives and how the actual option grants to Titan executives compared to the grants in the Radford Survey.

20. We note your statement that the determination of the fair market value of your option grants is discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and the Use of Estimates." However, it does not appear that this disclosure can be found in your registration statement. Please revise accordingly or advise.

Employment Agreements, page 28

21. We note your disclosure that Dr. Rubin will receive no cash salary until the earlier of your receipt of iloperidone royalty payments or February 28, 2010, which you refer to as the "Trigger Date". Similarly, we note your disclosure that Mr. Bhonsle is entitled to a cash salary of $200,000 per year until the Trigger Date. With respect to each of Dr.

Rubin and Mr. Bhonsle, please disclose how their base salaries will change after the Trigger Date.

Note 12. Stock Plans, page F-16

22. Please disclose the method used to estimate the expected volatility. Refer to paragraph (f)(2)(ii) of FASB ASC 718-10-50-2.

Exhibit 23.1

23. The auditor's consent references an audit report dated November 20, 2009 yet the audit report included in the Form 10 is dated January 13, 2010. Please revise to correct this inconsistency.

*   *   *

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that,

· the company is responsible for the adequacy and accuracy of the disclosure in the filings;

· staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dana Hartz at (202) 551-3648 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Mike Rosenthall at (202) 551-3674 or Daniel Greenspan at (202) 551-3623 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Michael Kistler
        Loeb & Loeb LLP
        345 Park Avenue
        New York, New York 10154
        Tel: 212.407.4826
        Fax: 212.656.1526